mwe.com

April 23, 2020

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 7 to Registration Statement on Form F-1 Filed March 3, 2020 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 12, 2020, relating to the above referenced Amendment No. 7 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on March 3, 2020 (the “Registration Statement”).

To facilitate the Staff’s review, we supplementally submitted a selection of changed pages to the Registration Statement reflecting the Company’s responses to the comments of the Staff. We have enclosed these pages, which are marked to indicate changes from the Registration Statement filed on March 3, 2020, as Exhibit A and Exhibit B.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 8 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 8”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 8, marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 8.

General

1.	We note the date of the audited financial statements is more than 12 months at the time of filing. Accordingly, please either update your financial statements pursuant to Item 8 of Form 20-F, or provide the appropriate representation in an exhibit pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Response: We have included in Amendment No. 8 the audited consolidated financial statements of INX Limited for the year ending December 31, 2019.

Use of Proceeds, page 39

2.

We note your response to comment 2. You have revised your disclosure to define “net proceeds” without a reduction for offering expenses, but you have included the amount of offering expenses remaining to be paid in the use of proceeds table. We believe this presentation may still be confusing to investors and it is incorrect to state that at the minimum offering, you will have $7.5 million of “net proceeds.” While we understand that you will not pay A-Labs any contingent consideration at that amount, there are still $5.5 million of offering expenses associated with the offering. In this regard, we note disclosure on page 123 that your offering expenses are estimated to be approximately $5 million, and disclosure on page 64 that you agreed to make a non-refundable one-time cash payment of $500,000 to A-Labs under the Engagement Agreement.

Please revise your table and any similar disclosures throughout the prospectus to show the amount of “net proceeds” of the offering as gross proceeds less contingent compensation payable to A-Labs as well as all offering expenses. Please also avoid using the term “net proceeds before expenses,” since “net” is generally understood to refer to an amount that has been reduced by the associated expenses.

Response: In response to the Staff’s comment, we have revised our disclosure on page 39 of the “Use of Proceeds” section to show the amount of “net proceeds” of the offering calculated as gross proceeds less the maximum and minimum contingent compensation payable to A-Labs as well as all offering expenses. We have made similar revisions to our disclosure throughout Amendment No. 8.

Exhibit Index

3.	Please revise to update your Form of Subscription Escrow Agreement attached as Exhibit 10.26 in light of your revised minimum offering amount. Please also correct the hyperlink for Exhibit 99.1 in your Exhibit Index as it continues to direct investors to Exhibit 4.4. For guidance refer to Item 601(a)(2) of Regulation S-K and Rule 102 of Regulation S-T.

Response: We have attached an executed Subscription Escrow Agreement attached as Exhibit 10.26 which reflect a minimum offering amount of $7.5 million. We have also corrected the hyperlink for Exhibit 99.1 in the Exhibit Index.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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